FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: November 17, 2004                                                              By :    /s/David Patterson/s/
              Title:     Chairman

TERRA NOVA GOLD CORP.

INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 13, 2004

This information is given as of November 8, 2004 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of TERRA NOVA GOLD CORP. (the “Company”) for use at the Annual and Special General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended- to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company. A shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name (“Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholders name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this information circular and the accompanying proxy and notice of meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the shareholder in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters, which may properly be brought before the Meeting. At the time of printing of this Information Circular, Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 8, 2004, 23,508,050 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 8th day of November, 2004, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following shareholder owns or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued & Outstanding Shares

Ocean Resources Capital Holdings Plc	10,825,966	46.0%

The above information was provided by management of the Company and the Company’s registrar and transfer agent as of November 8, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at July 31, 2004, (a) the Company’s chief executive officer (or an individual who acted in a similar capacity); (b) each of the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (c) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended July 31, 2004. The Company presently has one Named Executive Officer, namely Harvey Keats, the President.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended July 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)

				Salary ($)	Bonus ($)	Other Annual Com- pensa- tion ($)	Awards		Payouts

		Securities Under Options/ SARs Granted[1] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

Harvey Keats[2] President	2004 2003 2002	nil nil nil	nil nil nil	$46,883 nil nil	700,000 75,000 nil	nil nil nil	nil nil nil	nil nil nil

Roger Kidlark[3] Former President	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

  The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.
  Harvey Keats was appointed President of the Company on August 6, 2002.
  Roger Kidlark resigned as President and a director of the Company on August 6, 2002.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long-term incentive plans and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officer during the fiscal year ended July 31, 2004.

An LTIP means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”.

Option and Stock Appreciation Rights (SARs)

The Company currently has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such person with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. The Company will be seeking shareholder approval at the Meeting to amend the stock option plan. See “Particulars of Other Matters to be Acted Upon – Stock Option Plan and Repricing of Stock Options” below.

The following table discloses the particulars of the options or SARs granted to the Named Executive Officers during the Company’s completed financial year ended July 31, 2004:

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date

Harvey Keats	700,000	21.15%	$0.35	$0.35	Mar.6/06

The following table discloses the particulars of the stock options exercised by the Named Executive Officers during the Company’s completed financial year ended July 31, 2004:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money[2] Options/SARs at FY-End ($) Exercisable/ Unexercisable

Harvey Keats	nil	nil	775,000 / 0	$nil / 0

1.“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

2.“In-the-Money Options” means the excess of the market value of the Company’s shares on July 31, 2004 over the exercise price of the options. The closing price of the Company’s shares on July 31, 2004 was $0.35.
Option and SAR Repricings

There were no repricings of stock options under the Company’s stock option plan or otherwise during the Company’s completed financial year ended July 31, 2004.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have employment contracts with the Named Executive Officers. The Named Executive Officers devote a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, the Named Executive Officers invoice the Company based on the percentage of time each of the individuals devote to the Company.

Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Company or from a change in control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

On July 1, 2005, the Company began to compensate its outside/independent directors, namely Rex Gibbons and Laurie Sadler, by paying them $1,000 per month. In addition, during the fiscal year ended July 31, 2004 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $46,883 for providing management, geological and technical services to the Company; (ii) Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $51,000 for providing management, geological and technical services to the Company; and (iii) Elysian Enterprises Inc., a Patterson family private company, $35,250 for management services provided by David Patterson, a director of the Company.

During the fiscal year ended July 31, 2004, the Company granted an aggregate of 2,010,000 stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has no compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

No director, senior officer, or other insider of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company.

MANAGEMENT CONTRACTS

During the Company’s completed financial year ended July 31, 2004, there were no management functions of the Company, which were to any substantial degree performed by a person other than a director or senior officer of the Company.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee comprised of at least three directors, the majority of which must not be officers or employees of the Company.

The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, the Company is relying on the exemption provided under MI 52-110, which allows for the short form disclosure of the audit committee procedures of venture issuers.

Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control systems and review the Company’s financial statements;
  review and appraise the performance of the Company’s external auditors; and
  provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)    Review and update this Charter annually.

(b)    Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)   Confirm that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.

External Auditors

(a)    Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b)    Obtain annually, a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with the Independence Standards Board Standard 1.
(c)    Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)    Take, or recommend that the full Board of Directors, take appropriate action to oversee the independence of the external auditors.
(e)    Recommend to the Board of Directors the selection and compensation and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)    At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g)    Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)    Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)    Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
  the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
  such services were not recognized by the Company at the time of the engagement to be non-audit services; and
  such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee. Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)    In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b)    Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)    Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)    Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)    Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f)    Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)    Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)    Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)    Review certification process.
(j)    Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Harvey Keats	Independent[1]	Financially literate[1]

Rex Gibbons	Independent[1]	Financially literate[1]

Laurie Sadler	Independent[1]	Financially literate[1]

1. As defined by MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]

2004 2003	$8,268 $8,544	$5,133 $1,277	$630 $960	$nil $nil

  Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
  Fees charged for tax compliance, tax advice and tax planning services.
  Fees for services other than disclosed in any other column.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.   Election of Directors

Although Management is only nominating five (5) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares[1]

HARVEY KEATS West Vancouver, BC President and Director	August 6, 2002	President of Keats Consulting Inc.	Nil

REX GIBBONS St. Johns, Newfoundland Director	August 20, 2002	Executive Vice President of Jacques Whitford Environmental.	Nil

DAVID PATTERSON West Vancouver, BC Director	August 6, 2002	Chief Executive Officer of Donner Minerals Ltd.; Chief Executive Officer of Knight Resources Ltd.	1,225,500

KERRY SPARKES North Vancouver, BC Director	October 18, 1999	President of Sparkes Consulting Inc.	Nil

LAURIE SADLER Surrey, BC Director	July 2, 2004	Retired Chartered Accountant. Prior to retiring in 2001, founder and managing partner of the firm Sadler, Weismiller, Spencer, Chartered Accountants.	Nil

1.Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

The above information was provided by Management of the Company.

B.   Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of MORGAN & COMPANY, Chartered Accountants, of Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. Morgan & Company was appointed to the position of auditor of the Company on November 22, 1994.

C.   Compliance with new British Columbia Business Corporations Act

On March 29, 2004, the new Business Corporations Act (British Columbia) (the “New Act”) came into force replacing the previous Company Act (British Columbia) (the “Previous Act”). As a result, all B.C. companies are now governed by the New Act. The purpose of the New Act is to modernize and streamline company law in British Columbia by providing greater flexibility to companies through the removal of many of the restrictive provisions of the Previous Act, such as directors’ residency requirements and pre-emptive rights of shareholders. The New Act also reduces the regulatory burden on companies by eliminating certain filing and recordkeeping requirements and by implementing an electronic filing system.

Highlights of the New Act

Corporate Records and the Registrar of Companies

  All filings with the Registrar of Companies including incorporation applications, constitutional amendments and other documents may be filed electronically, permitting filings to be made on a “24/7” basis.
  A company’s Articles will no longer be kept on file at the office of the Registrar of Companies and will be maintained only in the company’s minute book. The documents on file with the Registrar will be very limited, making proper maintenance of a company’s corporate records much more important.

Share Capital and Corporate Finance

  The New Act permits an unlimited number of shares in each class of its authorized capital. Fractional shares will also be permitted. Companies will still be able to issue shares with par value and shares without par value.
  The right to declare and pay dividends has been clarified and made more flexible. Under the New Act, dividends may be declared out of profits, capital or otherwise. In addition, the definition of insolvency in the New Act, which in effect limits a company’s ability to pay dividends as well as to repurchase and redeem its shares, has been clarified, which will result in increased flexibility.
  The New Act does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders.
  Under the New Act a company may provide financial assistance in connection with the purchase of shares which was not permitted under the Previous Act although the company will have to disclose such assistance to its shareholders by making a filing in its corporate records.

Directors and Officers

  The requirement that a majority of the directors of a company be resident in Canada (and at least one be resident in British Columbia) has been removed. Under the New Act there are no residency requirements for directors.
  There will no longer be a requirement to appoint a President and a Secretary. A company will be permitted to have whatever officers it chooses.
  The provisions regarding conflicts of interest of directors have been expanded and clarified.
  Court approval will no longer be required for indemnification of directors and officers against claims made against them or expenses incurred in defending themselves, subject to some exceptions. In some circumstances, indemnification will be mandatory.
  Directors’ consent resolutions may be passed in the manner provided under the Articles, including by e-mail.

Shareholders

  Under the New Act a company may hold its annual general meetings in locations outside of British Columbia, without approval from the Registrar, if the same is permitted by the Articles or by a resolution of the shareholders of the company.
  Shareholders will be permitted to hold meetings by telephone or other electronic means.
  Under the Previous Act, certain significant actions by a company must be approved by a special resolution of its shareholders, which requires approval by 3/4 of the votes cast by the shareholders eligible to vote on the resolution. The New Act reduces that threshold to 2/3 for companies incorporated under that Act, and pre-existing companies may amend their Articles to adopt the same threshold. Alternatively, companies may specify in their Articles a percentage required to pass a special resolution that is between these two thresholds.
  Under the New Act, a shareholder will be able to require a public company, by way of a shareholder proposal, to put a matter before its shareholders at a general meeting. Generally speaking, shareholders holding at least 1% of the voting shares can submit proposals to the company three months prior to the anniversary of the last annual general meeting of shareholders.
  The requirement to publish advance notice of election of directors at least 56 days prior to a general meeting has been removed.

Corporate Changes

  Amalgamations will be possible without court approval. A simplified procedure will apply to vertical and horizontal “short-form” amalgamations. In limited circumstances amalgamations with companies of other jurisdictions will be permitted.
  The process for voluntary dissolution of a company will be more flexible.
  Restoration of a dissolved company will be possible by order of the Registrar of Companies without the need for court approval.
  Companies will have an enhanced ability to apply to court for an order to correct errors in their Articles, Notice of Articles, minutes of meetings, resolutions, register of directors or central securities register that result in non-compliance with either the New Act or the Previous Act.

Transition to the New Act

Every British Columbia company, including the Company, must transition to the New Act no later than March 29, 2006. In order to do so, the Company must electronically file a Transition Application with the Registrar of Companies which contains a “Notice of Articles” which on filing will replace the corporate Memorandum.
Once transitioned, the Company will no longer have a Memorandum and the Notice of Articles will set out, amongst other things, the authorized share structure of the Company and the names and addresses of the directors. Any company that has not completed the transition to the New Act by March 29, 2006 will be subject to dissolution. In addition, companies that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

While an existing B.C. company is not required to change its corporate Articles under the New Act, it is anticipated that most public companies will likely do so in order to take advantage of certain provisions of the New Act that give more flexibility in terms of corporate governance.

The board of directors of the Company has passed a resolution approving the filing of a Transition Application. The Transition Application contains as new Notice of Articles (which will replace the Company’s existing Memorandum).

Proposed Resolutions to be Passed at the Meeting Relating to the New Act

Removal of Pre-Existing Company Provisions

Under the New Act, every “pre-existing company” remains subject to certain “Pre-existing Company Provisions” contained in the Previous Act unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

  the majority required to pass a special resolution is 3/4 of those votes cast at a properly constituted meeting of shareholders. Under the New Act a special resolution may be passed with a minimum 2/3 vote; and
  a repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the New Act.

In order to take full advantage of the flexibility offered by the New Act, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than ¾ of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if deemed advisable, to pass, with or without amendment, the following special resolution:

“RESOLVED, as a Special Resolution, that:

(a)    the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act (British Columbia) are hereby removed and no longer apply to the Company;

(b)    the President or any one director of the Company is authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment;

(c)    the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office; and

(d)    the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Alteration of Authorized Share Capital

The Company proposes to alter its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value as now permitted under the New Act.

Management believes that authorizing the Company to issue an unlimited number of common shares would benefit the Company by providing greater flexibility to carry out future capital raising activities and helping to avoid delays and expenses associated with convening an extraordinary general meeting to approve further alterations to the Company’s authorized share capital.

The resolution to increase the authorized capital requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“RESOLVED, as a Special Resolution, that:

(a)    the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company’s Notice of Articles be altered accordingly;

(b)    the President or any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)    the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Replacement of Articles

The board of directors of the Company is seeking shareholder approval to replace the existing Articles (the “Old Articles”) of the Company with a new form of Articles (the “New Articles”) that takes advantage of the greater flexibility provided under the New Act.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1.    Location of Shareholder Meeting: if approved by director’s resolution, general meetings of shareholders of the Company can be held at locations outside of British Columbia;

2.    Time of Shareholder Meeting: general meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months (rather than thirteen months as was previously the case) after the holding of the last preceding annual general meeting;

3.    Shareholder Resolutions at Meetings: the requisite majority to pass a special resolution at a meeting of shareholders is decreased from a 3/4 majority to a 2/3 majority;

4.    Shareholder Resolutions by Written Consent: shareholders may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding 2/3 of the voting shares in the case of an ordinary resolution;

5.    Redemption and Repurchase: any offer by the Company to purchase or redeem its own shares does not have to be made pro rata to all the shareholders;

6.    Resolutions Required to Effect Capital Alterations: changes to the Company’s capital structure may be effected by ordinary resolution including, but not limited to, the following: creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the New Act;

7.    Change of Name: the name of the Company can be changed by ordinary resolution or resolution of the directors; and

8.    Director Indemnification: the New Articles reflect the New Act provisions with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The full text of the proposed Articles will be presented to the shareholders at the Meeting. Shareholders may also view the proposed Articles in advance of the Meeting at the Company’s records office, Maitland & Company, Suite 700 - 625 Howe Street, Vancouver, British Columbia.

The board of directors of the Company proposes to adopt the New Articles. The adoption of the new Articles requires the affirmative vote of not less than 3/4 of the votes cast at the Meeting by the Company’s shareholders, in person or by proxy. Accordingly, the Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

“RESOLVED, as a Special Resolution, that:

(a)    the existing Articles of the Company be cancelled and the form of Articles presented at the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles; and

(b)    the President or any one director of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof.”

If approved by the shareholders, the above amendments to the Notice of Articles will become effective immediately upon the filing of a Notice of Alteration to the Notice of Articles with the Registrar of Companies. However, in the case of the Articles (which are no longer filed with the Registrar of Companies), the above amendments will become effective immediately upon their execution and delivery to the records office of the Company.

D.   Stock Option Plan and Repricing of Stock Options

The Company presently has in place a stock option plan (the “Stock Option Plan”), first implemented April 1, 2004, whereby the Company is authorized to grant stock options of up to 20% of its issued and outstanding shares.

The Stock Option Plan is designed to advance the interests of the Company by encouraging employees, directors and certain others to hold equity in the Company through the acquisition of common shares. The Stock Option Plan is administered by the Company’s secretary, or such other senior officer or employee as may be designated by the board of directors from time to time. Under the policies of the TSX Venture Exchange (the “TSX”) the maximum number of common shares which may be reserved for issuance under a stock option plan like the Company’s must be fixed. Any change in such maximum number of shares is considered to be an amendment to the stock option plan and requires shareholder approval.

The maximum number of common shares in the capital of the Company currently authorized for issuance for the purposes of the Stock Option Plan is fixed at 4,008,840 common shares. Management of the Company has determined it appropriate to amend the Stock Option Plan to reserve an additional 692,770 common shares for issuance for the purpose of the Stock Option Plan. After giving effect to such increase a total of 4,701,610 common shares will be available to be reserved for issuance under the Stock Option Plan, representing 20% of the Company’s issued and outstanding common shares, as at November 8, 2004.

The term of any options granted under the Stock Option Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years if the Company is classified by TSX as a Tier 2 Issuer or ten years if the Company is classified by TSX as a Tier 1 Issuer. The exercise price of any options granted under the Stock Option Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX. The Stock Option Plan prescribes a vesting schedule applicable to options granted thereunder except in exceptional circumstances as determined by the Company’s board of directors.

All options granted pursuant to the Stock Option Plan which have not yet expired will, if not previously exercised, terminate on the 90th day following the date on which the option holder ceases to qualify as an eligible recipient of stock options under the Stock Option Plan, except that in the case of the death of an option holder, such unexercised options will terminate on the earlier of their expiry date or the date which is one year from the date of death.

The Stock Option Plan also provides for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

The full text of the amended Stock Option Plan will be presented to the shareholders at the Meeting. Shareholders may also view the amended Stock Option Plan in advance of the Meeting at the Company’s records office, Maitland & Company, Suite 700 - 625 Howe Street, Vancouver, British Columbia.

Shareholders will be asked to consider, and if thought fit to approve a resolution approving the amendment to the Stock Option Plan to increase the maximum number of common shares reserved for issuance under the Stock Option Plan to 4,701,610 common shares. The amendment to the Stock Option Plan is also subject to receipt of TSX acceptance to its filing.

In addition, TSX Policy requires that a listed company must obtain “disinterested shareholder approval” (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

(i)    a decrease in the exercise price of stock options previously granted to insiders;

(ii)    the reservation, for issuance under stock options granted to insiders, pursuant to a stock option plan, shares exceeding 10% of the number of outstanding listed shares;

(iii)    the issuance to insiders, upon the exercise of stock options, within a one year period, of shares exceeding 10% of the outstanding listed shares;

(iv)    if and only if the Company becomes a Tier 1 issuer, the issuance to any one optionee, within any 12 month period, of a number of shares exceeding 5% of the issued shares.

It may occur that the Company will grant stock options pursuant to the Stock Option Plan, from time to time during the next 12 months, to insiders that in aggregate will exceed 10% of the Company’s issued shares. It may also occur that the Company will seek to reduce the exercise price of options previously granted to insiders. Accordingly, shareholders will be asked to pass resolutions authorizing the directors to implement the above. Granting the directors the right to issue or renegotiate the price of such options does not mean that the same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance or renegotiation of price.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to Terra Nova Gold Corp. is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for the fiscal year ended July 31, 2004. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8; or (ii) fax to (604) 602-9311.

APPROVAL
The content and sending of this Information Circular has been approved by the Company’s board of directors. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, 8th day of November, 2004.

BY ORDER OF THE BOARD

“Harvey Keats”
President